March 8, 2005


Via U.S. mail and facsimile (512) 434-8051
Grant F. Adamson
Assistant General Counsel and Assistant Secretary
Temple-Inland Inc.
1300 MoPac Expressway South
Austin, Texas 78746

      Re:	Temple-Inland Inc.
		Preliminary Proxy Statement on Schedule 14A
 	     	Filed February 28, 2005
		File No. 1-08634

Dear Mr. Adamson:

      We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why a comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Schedule 14A

Letter to Shareholders

1. Please characterize each statement or assertion of opinion or belief as such, and ensure that a reasonable basis for each such opinion or belief exists. Support for each statement or assertion of opinion or belief must be self-evident, disclosed in the proxy materials, or provided to the staff on a supplemental basis.
Please provide support for any statements relating to the company`s financial and market performances, including but not limited to the assertion regarding "significant progress" in the past year in the letter to shareholders and the "significantly improved results in 2004" produced by your business plan in the Other Matters section.
Where the bases are other documents, such as prior proxy statements, Forms 10-K and 10-Q, annual reports, analysts` reports and newspaper articles, provide either complete copies of the documents or sufficient pages of information so that we can assess the context of the information upon which you rely. Mark any supporting documents provided to identify the specific information relied upon, such as quoted statements, financial statement line items, press releases, and mathematical computations, and identify the sources of all data utilized. In addition, when you refer to particular periods, explain why you believe that the periods selected are representative and do not inappropriately skew the data.

Notice of Annual Meeting

2. We note that proxies may be solicited by "press releases" or "postings" on your website. We remind you to file, on the date of first use, all written soliciting materials under the cover of
Schedule 14A. Refer to Rule 14a-6(b). Please confirm your understanding on a supplemental basis. Also confirm, if true, that proxies will not be solicited via the Internet, such as Internet chat rooms or postings on web sites.

3. Please revise page 1 of the proxy statement and the form of proxy to clearly mark them as "Preliminary Copies." Refer to Rule 14a-6(e)(1).

4. It appears that officers and employees of your company may participate in the solicitation of proxies. Please provide the disclosure required by Item 4(b)(2) of Schedule 14A.

Election of Directors, page 5

5. Revise the biographical information of your directors and executive officers so that it complies with Item 401(e) of Regulation S-K. Refer to Item 7(b) of Schedule 14A. For example, revise the biographies to ensure that you completely describe the business experience for the past five years, for example, for Mr. Heller, Mr. Carlton, and Dr. Draper, and disclose the dates of experience by month and year. Ensure that there are no gaps or ambiguities regarding time in the five-year business biographies you provide.
Furthermore, please ensure that you disclose the nature of each person`s responsibilities in connection with his current or prior positions and any other information relating to the level of his professional competence.

6. We note the company does not anticipate that any of the nominees will refuse or be unable to serve if elected. Revise to indicate, if true, that each of Temple Inland`s nominees have consented to being named in the proxy statement and to serve if elected. See Rule 14a-4(d)4 of Regulation 14A.

Committees of the Board of Directors, page 7

7. Please clarify the meaning of the term "financially literate" in the Audit Committee subsection.

Executive Compensation

Report of the Compensation Committee on Executive Compensation, page 10

8. Please ensure that your disclosure in this section provides readers with the appropriate level of detail. For example, please identify: (a) the other "companies outside the industrial classifications represented in the performance graph" against which you compare your compensateion;

	(b) the "other business factors" that you reference at the bottom of page 10;
	(c) the "competitors" against which the Compensation Committee reviews actual earnings and performance;
	(d) the "targeted compensation" or "targeted levels" that you reference; and
	(e) the nature of the "competitive salary data" that prompted the increase in Mr. Jastrow`s base salary.
Compensation of Named Executives, page 12

9. Briefly and concisely summarize the change in control events in the CIC Agreement.

10. Please quantify the base salary to be paid to Mr. Jastrow and clarify the "other perquisites" to which Mr. Jastrow is entitled under his employment agreement. Also describe if there are any parameters on the performance-based annual cash bonus, such as a maximum amount.

Other Matters, page 19

11. Please describe the "business plan" that you are pursuing.

12. Provide your basis for stating that the Board`s nominees bring "significant" insight, experience, and expertise to the Board.

13. The Board states that it unanimously believes its nominees
"are better qualified" to represent the "long-term interests of the Company`s stockholders." Please advise us of the basis for this assertion when it appears that the identities of the insurgent`s potential nominees and their respective qualifications are still unknown at this time. In the alternative, delete the assertion from your disclosure.

Form of Proxy

14. Advise us whether NYSE rules permit the voting of proxies by phone and the internet in contested matters in which a counter solicitation is being undertaken.

Closing Comments

      Please file revised materials in response to these comments.
In addition, provide a letter keying your responses to the comments, and provide any requested supplemental information. If you believe complying with these comments is not appropriate, tell us why in your letter. The response letter should be uploaded to EDGAR, with the form type label "CORRESP" and linked to the Exchange Act file number. We may have comments after reviewing revised materials and your responses.

	 We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      You should contact Alex Shukhman at (202) 942-2872 for assistance with respect to the foregoing comments and your proxy materials. If you require additional assistance you may contact the undersigned at (202) 942-2962. Direct all correspondence to the following ZIP code: 20549-0405.

Sincerely,



Daniel F. Duchovny
Attorney-Advisor
Office of Mergers and Acquisitions